# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Star Bulk Carriers Corp., CIK 0001386716
CUSIP: Y8162K204
Title of class of securities: Common Shares
Address of issuer's principal executive offices: C/o Star Bulk Management Inc., 40 Agiou Konstantinou Str, Maroussi, Athens, Greece (J3), 15124
Date of event which requires filing of this statement: 03/11/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001560220

## Reporting persons
- Famatown Finance Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; sole voting power 0; shared voting power 11,800,000; sole dispositive power 0; shared dispositive power 11,800,000; aggregate amount beneficially owned 11,800,000 (10.07% of the class)
  Comment: * Based on the Issuer's Form 6-K, which was filed with the U.S. Securities and Exchange Commission (the "Commission") on February 18, 2025, there were 117,127,531 shares of common stock of the Issuer, par value $0.01 per share (the "Common Shares") issued and outstanding as of February 18, 2025.
- Greenwich Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; sole voting power 0; shared voting power 11,800,000; sole dispositive power 0; shared dispositive power 11,800,000; aggregate amount beneficially owned 11,800,000 (10.07% of the class)
  Comment: * Based on the Issuer's Form 6-K, which was filed with the Commission on February 18, 2025, there were 117,127,531 Common Shares issued and outstanding as of February 18, 2025.
- C.K. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); member of a group; sole voting power 0; shared voting power 11,800,000; sole dispositive power 0; shared dispositive power 11,800,000; aggregate amount beneficially owned 11,800,000 (10.07% of the class)
  Comment: * Based on the Issuer's Form 6-K, which was filed with the Commission on February 18, 2025, there were 117,127,531 Common Shares issued and outstanding as of February 18, 2025.
  
  ** C.K. Limited is the trustee of two trusts (the "Trusts") that indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

## Item 1. Issuer
Name of issuer: Star Bulk Carriers Corp.
Address of issuer's principal executive offices: c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece

## Item 2. Person Filing
Name of person filing:
Famatown Finance Limited
Greenwich Holdings Limited
C.K. Limited
Address of principal business office or, if none, residence:
Famatown Finance Limited
Deana Beach Apartments
Block 1, 4th Floor
33 Promachon Eleftherias Street
Ayios Athanasios, 4103 Limassol, Cyprus

Greenwich Holdings Limited
Deana Beach Apartments
Block 1, 4th Floor
33 Promachon Eleftherias Street
Ayios Athanasios, 4103 Limassol, Cyprus

C.K. Limited
JTC House
28 Esplanade, St. Helier
Jersey, Channel Islands JE4 2QP.
Citizenship:
Famatown Finance Limited - Cyprus
Greenwich Holdings Limited - Cyprus
C.K. Limited - Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Famatown Finance Limited - 11,800,000
Greenwich Holdings Limited - 11,800,000
C.K. Limited - 11,800,000
Percent of class:
Famatown Finance Limited - 10.07%
Greenwich Holdings Limited - 10.07%
C.K. Limited - 10.07%
Sole power to vote or to direct the vote:
Famatown Finance Limited - 0
Greenwich Holdings Limited - 0
C.K. Limited - 0
Shared power to vote or to direct the vote:
Famatown Finance Limited - 11,800,000
Greenwich Holdings Limited - 11,800,000
C.K. Limited - 11,800,000
Sole power to dispose or to direct the disposition:
Famatown Finance Limited - 0
Greenwich Holdings Limited - 0
C.K. Limited - 0
Shared power to dispose or to direct the disposition:
Famatown Finance Limited - 11,800,000
Greenwich Holdings Limited - 11,800,000
C.K. Limited - 11,800,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Famatown Finance Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/18/2025)
- Greenwich Holdings Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/18/2025)
- C.K. Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (03/18/2025)